EnCana completes C$750 million debt offering
CALGARY, Alberta (January 18, 2008) — EnCana Corporation (TSX, NYSE: ECA) has completed a public offering in Canada of C$750 million senior unsecured medium term notes with a coupon rate of 5.80% due January 18, 2018. The net proceeds of the offering will be used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.
These debt securities are rated A- by Standard & Poor’s Ratings Services, Baa2 by Moody’s Investors Service and A (low) by DBRS Limited.
The offering was made in Canada under EnCana’s previously filed shelf prospectus dated May 24, 2007. CIBC World Markets Inc. and RBC Capital Markets acted as joint lead agents for the offering.
EnCana Corporation
With an enterprise value of approximately US$55 billion, EnCana is a leading North American unconventional natural gas and integrated oilsands company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

EnCana Corporate Communications
Investor contact:	Media contact:
Susan Grey	Alan Boras
Manager, Investor Relations	Manager, Media Relations
(403) 645-4751	(403) 645-4747
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